Exhibit 12.1

Hormel Foods Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Fiscal Years Ended										Three Months Ended
	October 25, 2009		October 31, 2010		October 30, 2011		October 28, 2012		October 27, 2013		January 26, 2014
Earnings:
Earnings before income taxes	$528,147		$624,551		$718,836		$758,335		$798,507		$235,271
Less: Equity earnings of less than 50% owned equity investees	(4,793)		(13,126)		(26,757)		(38,691)		(20,513)		(4,739)
Add: Distributed income of equity investees	—		—		4,031		37,108		34,020		10,024
Add: Amortization of capitalized interest	205		205		205		205		205		51
Less: Noncontrolling interest	(3,165)		(4,189)		(5,001)		(4,911)		(3,865)		(1,110)

Total Earnings	520,394		607,441		691,314		752,046		808,354		239,497

Fixed charges:
Interest expense (1)	27,995		26,589		22,662		12,859		12,453		3,094
Estimated portion of rental expense	7,653		8,382		7,693		7,214		7,212		1,740

Total Fixed Charges	35,648		34,971		30,355		20,073		19,665		4,834

Earnings Available for Fixed Charges	$556,042		$642,412		$721,669		$772,119		$828,019		$244,331

Ratio of Earnings to Fixed Charges	15.6	x	18.4	x	23.8	x	38.5	x	42.1	x	50.5	x

(1) Includes interest on debt and amortization of debt issuance costs.  Interest associated with income tax liabilities is excluded.